Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

OSTIN TECHNOLOGY GROUP CO., LTD.
Building 2, 101
1 Kechuang Road
Qixia District, Nanjing
Jiangsu Province, China 210046

FORM OF PROXY CARD

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting on
March 28, 2024, at 9:00 A.M., Beijing Time
(March 27, 2024, at 9:00 P.M., Eastern Time)

The undersigned hereby appoints Mr. Tao Ling as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Ostin Technology Group Co., Ltd. which the undersigned is entitled to vote at the extraordinary general meeting of shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Item 1, 2, 3 and 4.

Item 1          By an ordinary resolution, to change the authorized share capital from US$50,000 divided into 499,000,000 ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each, to US$500,000 divided into 4,999,000,000 ordinary shares of a par value of US$0.0001 each (the “Ordinary Shares”) and 1,000,000 preference shares of a par value of US$0.0001 each by

(i)      re-classifying all Ordinary Shares issued and outstanding as a consequence of the resolutions above, into class A ordinary shares with a par value of US$0.0001 each with one (1) vote per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;

(ii)     re-designating 8,000,000 authorized but unissued Ordinary Shares into 8,000,000 class B ordinary shares with a par value of US$0.0001 each with 20 votes per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and

(iii)    re-designating the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis,

provided that the Company shall, at the time of the above resolutions, have not less than 8,000,000 authorized but unissued Ordinary Shares.

☐ For	☐ Against	☐ Abstain

Item 2          By a special resolution, to approve the Second Amended and Restated Memorandum and Articles of Association of the Company substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the change in the quorum for general meetings, the change in the authorized share capital and to set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares, and the further amendment and restatement of the Second Amended and Restated Memorandum and Articles of Association of the Company upon the Effective Time at which the Reverse Share Split is implemented by the Board of Directors.

☐ For	☐ Against	☐ Abstain

Item 3          By an ordinary resolution, to approve the repurchase and issuance of shares of certain shareholder as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held Giving Effect to Share Re-designation and Re-classification	Number of Shares to be Held Giving Effect to Share Re-designation and Re-classification, Repurchase and Issuance
SHYD Investment Management Limited	3,908,612 Ordinary Shares	3,908,612 Class A Ordinary Shares	1,908,612 Class A Ordinary Shares, 2,000,000 Class B Ordinary Shares
☐ For	☐ Against	☐ Abstain

Item 4          By an ordinary resolution, to approve the reverse share split of the Company’s shares within a range of one-for-five (1:5) to one-for-thirty (1:30), the exact ratio to be determined by further action of the Board of Directors, to be effective on a date on or prior to July 17, 2024 to be determined by the Board of Directors and announced by the Company.

☐ For	☐ Against	☐ Abstain

In his/her discretion, the proxy is authorized to vote upon any other matters which may properly come before the extraordinary general meeting of shareholders, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________________, 2024
_______________________________________________
Signature
_______________________________________________
Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Securities Transfer Corporation
2901 N. Dallas Parkway, Suite 380
Plano, Texas 75093
Attention: Proxy Department

OR

You may sign, date and submit your Proxy Card by facsimile to (469) 633-0088.

OR

You my sign, date, scan and email your scanned Proxy Card to proxyvote@stctransfer.com.

OR

You may vote online through the Internet:

1.      Go to http://onlineproxyvote.com/OST/ at any time 24 hours a day.

2.      Login using the control number located in the top left hand corner of this proxy card.

3.      Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at http://onlineproxyvote.com/OST/.